

July 19, 2011

<u>Via E-Mail</u>
Michael S. Paquette
Executive Vice President and
Chief Financial Officer
Montpelier Re Holdings Ltd.
Montpelier House
94 Pitts Bay Road
Pembroke HM 08
Bermuda

      Re: **Montpelier Re Holdings Ltd.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 25, 2011
              File No. 001-31468

Dear Mr. Paquette:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Joel Parker

                                     Joel Parker
                                     Accounting Branch Chief